By EDGAR and Hand Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds, Assistant Director

June 30, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Amendment No. 3 to Registration Statement on
  Form S-1 File No. 333-129316

Dear Mr. Reynolds:

        Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Company"), is filing today by EDGAR Amendment No. 3 ("Amendment No. 3") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement), including the exhibits indicated therein. We are providing to you for the Staff's reference four copies of Amendment No. 3 and the exhibits filed therewith, three copies of which have been marked to show the changes from the Registration Statement as filed by EDGAR on May 9, 2006.

        On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Registration Statement, as set forth in the letter dated June 15, 2006 (the "Comment Letter") addressed to Christopher Thomas of the Company. For convenience, we have repeated your comments and we have provided the response of the Company in bold.

General Comments

1.
We note the company has revised its private placement such that the company is selling warrants to the insiders instead of units. We further note that you have priced your Insider Warrant at $.64 per warrant. Please provide a discussion of how this price was arrived at; and, in addition, discuss any conflicts associated with this sale and any dilution related issues. In addition, please clarify whether these warrants will be placed in the escrow account containing the insider shares. Finally, any material differences between these warrants and the warrants included in the Units should be addressed.

  The Company has added the suggested discussion and clarification under the sections "Prospectus Summary", "Principal Stockholders" and "Description of the Securities—Warrants". The Company confirms that the prospectus sets forth the material differences between the insider warrants and the warrants included in the Units in the disclosure on the cover and under "Prospectus Summary—The Offering—Securities sold to insiders" and "Principal Stockholders".

2.
We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation..., are likely to arise or to become known to the corporation... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

  The Company has made the suggested revisions throughout the prospectus. The Company intends to comply with Section 281(b) instead of the notice provisions of Section 280, which require notice to any third-party claimants upon dissolution and a 60-day notice period during which any third-party claims can be brought, a 90-day period during which the Company may reject any claims brought, and a 150-day waiting period before any liquidating distributions are made to stockholders. Instead, the Company will seek stockholder approval of a plan of dissolution under Section 281(b), which provides for payment of all claims and obligations, any claim which is the subject of a pending action and any claim likely to arise within 10 years of the date of dissolution, based on facts then known to the Company. The Company will pay claims of third-party creditors from funds available outside of the trust account to the extent available. The Company's principals have agreed to indemnify the trust account only with respect to claims by certain vendors that have not waived any potential interest in the trust account, although the Company believes that such indemnification will not be necessary.

3.
We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $5.80, or 97% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

  The Company has clarified that the per share liquidation price could be less than $5.80. To protect the amounts held in trust, the Company will seek waivers of any right, title, interest or claim of any kind in or to any monies held in the trust account by vendors. The Company will only contract with parties which do not execute such waivers if it believes that it would be in the best interest of the stockholders. Furthermore, the principals of the Company will indemnify the trust account from claims by certain vendors who have not executed such waivers.

4.
Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

  The Company has not taken any steps to ensure that the directors/executive officers have sufficient funds to satisfy their obligations of ensuring that the trust fund is not depleted, and the Company has added disclosure to this effect to the related risk factor.

5.
We note your response to our prior comment number 5. With respect to your response, please explain how, with reference to Delaware law, a provision requiring a 100% shareholder vote would be functionally (and legally) different from a non-modification clause. In addition, we continue to believe that this discussion is worthy of disclosure in your document. Please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.

  The Company has revised its Certificate of Incorporation to lower the stockholder vote requirement under Article Fifth from 100% to 75%.

  Section 102(b)(4) of the Delaware General Corporation Law authorizes provisions of a certificate of incorporation to require a greater-than-majority stockholder vote and does not set an upper limit on the percentage vote that such provisions may require. In Seller v. Joseph Bancroft & Sons Co. 2 A.2d 108, 112 (Del. Ch. 1938), the court upheld a provision requiring a 75% vote and held that actions taken by less than the required vote were void. When the Delaware legislature revised the Code in 1967, it reaffirmed high vote requirements as a matter of policy, thus indicating that supermajority vote requirements are permissible.

  The Company views the business combination procedures as stated in its Certificate of Incorporation and in the prospectus as obligations to investors that the Company will not propose to amend.

  The Company has made the suggested revisions to the prospectus to clarify that it views the disclosures in the prospectus as terms of the securities being offered under the federal securities laws.

Cover Page

6.
In reviewing the text of footnote 1 to your table we note that it appears that you have excluded a portion of the deferred underwriter's compensation from your calculation of underwriting discount and commissions. Please advise us why this amount is properly excluded given that the funds will not be available to finance your business combination.

  The Company has revised the table to include the non-accountable expense allowance.

Prospectus Summary, page 2

7.
We note the disclosure at page 7 and throughout the prospectus that the company will proceed with the initial business combination only if, among other things, public stockholders owning less than 20% of the shares sold in the offering both vote against the business combination and exercise their conversion rights. Please explain whether, in the company's view, the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions could be revised after the offering is effective.

  The Third Amended and Restated Certificate of Incorporation provides that the Company cannot amend the provisions of Article Fifth of the Certificate (which includes the 20% threshold) prior to the completion of the initial business combination without the affirmative vote of 75% of the stockholders. In addition, the Company views the business combination procedures as stated in the Certificate and in the prospectus as obligations to investors that the Company will not propose to amend.

8.
We note your statement that "neither we nor any of our agents or affiliates has conducted any research or taken any measures, directly or indirectly, to locate or contact a target business." (Emphasis added) We also note management's analysis regarding the focus on targeted businesses described on page 40. Please advise or revise your statement as appropriate.

  The Company has revised the disclosure to provide that other than general restaurant industry analysis, the Company has not specifically researched or attempted to contact any potential target business.

Risk Factors, page 10

9.
We note your new risk factor on page 23 discussing the possibility that you may issue preferred stock which would participate in the proceeds of the trust account. Please revise to clearly indicate the risk to holders of the company's common stock if the Board issues preferred stock that participates in the proceeds of the trust account or votes as a class with the common stock concerning a business combination. In light that you may issue preferred stock, please provide additional disclosure about the circumstances and procedures in which you would do so. In addition, please provide us with an analysis of the traditional understanding of the word "trust" as well as how your usage of that term in your disclosure is consistent with that definition. Alternatively, please use a word which is more suitable.

  The Company has amended its Certificate of Incorporation to remove authorization to issue preferred stock and will not issue preferred stock that participates in the proceeds of the trust account. The Company has revised the prospectus accordingly.

Risks Related to our Business

10.
Please revise the second risk factor to state that the per-share liquidation distribution will be less than $5.80 per share (the initial per-share conversion price, see page 9), rather than $6.00 per share (the price per unit.).

  The Company has made the suggested revision.

11.
The fifth risk factor at page 11 states that the company may complete a business combination with a financially unstable company or an entity that is in its development stage. Elsewhere, the prospectus states at page 37 that: "We intend to focus on restaurant businesses in market segments that we believe possess potential for attractive returns, either in terms of significant revenue growth opportunities or in terms of unique opportunities to expand profitability and cash flow." Please explain how a target company that is financially unstable or in the development stage is compatible with this criterion. Please advise or revise.

  The Company has revised the above-referenced risk factors to reflect that (1) the Company does not intend to combine with a financially unstable company but that management's assessment of the target business may prove not to be entirely accurate due to unforeseen circumstances or factors beyond its control and (2) that the Company believes that a target business with potential for significant growth may include entities in the development stage.

Use of Proceeds, page 27

12.
Your disclosure appears to indicate that, post offering, you will have $100,000 in funds outside the trust and 29,000,000 of proceeds within the trust. Your estimated expenses appear to be $1,850,000. As a result, your business plan appears to be dependent on utilizing the interest earned from the trust account. Please include a discussion concerning the sufficiency and timing of this interest income and how it will impact your ability to consummate the business transaction. In this regard, it would appear that the "insider loan" of $124,000 will be immediately payable—will the company have the funds to repay this loan at this time? If not, what will the consequences be? Also, please clarify how the 5% interest rate was determined, whether the interest rate is higher than the likely interest rate on the trust, and whether the lenders will have recourse against the trust for the repayment of the loan.

  The Company does not believe that the timing of the interest will pose an issue to the use of that income since the trust account proceeds will be invested in United States "government securities," as disclosed under "Use of Proceeds" and interest on the trust account will be paid monthly. As indicated on page 32, the Company believes that the interest earned on amounts in the trust account will be sufficient for the Company to operate for at least 24 months following the offering, assuming that no business combination has been consummated during this period.

  The Company believes that it will be able to repay the $124,000 "insider loan" when it becomes due at the time of the offering from the available proceeds that will not be held in the trust account. In addition, the Company has used the $124,000 loan as an advance to pay certain offering expenses. As such, proceeds of the offering allocated toward these expenses will be available to repay the loan since these expenses will have already been paid.

  The 5% interest rate approximates the current Treasury Bill rate, which was used since the $124,000 cannot be invested in other securities during the term of the loan.

13.
Revise to reflect in a footnote the amount of the underwriting non-accountable expense along with a total reflecting the deferred underwriting discount and non-accountable expense.

  The Company has made the suggested revision.

14.
We note, on page 30, that you have removed references to the shareholder's potential right to interest accrued on the trust account. Please clarify whether, and under what circumstances, the shareholders will have rights to the interest accrued on their money while it is held in trust.

  The Company has made the suggested revision.

Dilution, page 29

15.
The text of your Summary section, on page 7, indicates that a converting shareholder will be entitled to receive an additional $.30 per share associated with the underwriter's compensation as well as certain amounts associated with the non-accountable expense allowance. However, your dilution calculation and capitalization—page 33, appear to exclude these amounts from payments due to these shareholders. Please advise or revise, if necessary.

  The underwriters' discount is 8% of the gross proceeds and the underwriter's non-accountable expense allowance is 2% of the gross proceeds. This full amount is deemed to be an expense of the public offering, and as all other expenses of the public offering, deducted in full from the numerator in the dilution calculation and from stockholders' equity in the "as adjusted" column of the Capitalization table. Assuming the Company completes a business combination, the deferred portion of the underwriters' discount will be paid to the underwriter if no stockholders request conversions to cash. If stockholders request conversion to cash, $.30 of the deferred discount will be paid to the converting stockholders for each share converted. The balance of the deferred underwriters' discount will be paid to the underwriters. Under no scenario does the Company get to keep this amount. Therefore we believe that it is inappropriate to include this amount as equity. Since the amount is not deemed equity of the Company, the Company has also excluded this amount from temporary equity in the line item "value of common stock which may be converted to cash". The amount shown in this classification is the amount that, should no stockholders request conversion to cash, will be converted into permanent equity on the Company's financial statements. As noted above, that is not the case for any portion of the deferred underwriters' discount.

  Once the Company has raised the funds in the public offering, the Company will classify the amount held in trust for the benefit of the underwriter as an asset (the amount in the trust account) and a liability (to record the amount due to the underwriter)—which will either be paid to the underwriters or to both the dissenting stockholders and the underwriters.

  The deferred underwriters discount has been shown as a liability in the "Summary Financial Data" section to the underwriters with an explanatory note that $.30 per share is payable to stockholders who exercise their conversion rights. The Company has added clarification to both the Summary Financial Data and Dilution schedules.

16.
We note your statement that "a business combination... may result in conversion into cash of up to 19.99%... at a per-share conversion price equal to the amount the trust account... but including a pro rata portion of the deferred underwriting discount and non-accountable expense allowance...."

  Supplementally confirm that shareholders who elect conversion will receive a pro rata portion of the deferred underwriting discount and non-accountable expense allowance.

  The Company confirms that the stockholders who elect conversion will receive a pro rata portion of the deferred underwriting discount and non-accountable expense allowance.

Proposed Business, page 37

Sources of target businesses, page 42

17.
The prospectus states that the company does not intend to engage in a business transaction with any restaurant company in respect of which one or more of its officers or directors is currently affiliated. However, at page 44, the prospectus states that the company will not complete a business combination with an entity that is affiliated with an existing stockholder unless it obtains a fairness opinion. Also see the disclosure on page 56. Please address the apparent contradiction.

  The Company has revised the above-referenced statements in the prospectus to indicate that it will not engage in a business combination with an affiliate.

Liquidation if no business combination, page 46

18.
Please fully and completely discuss the procedures for dissolution of the company pursuant to Delaware law in the event that no business combination transaction is consummated. This discussion would include all of the following issues: (i) the timing of the dissolution process; (ii) a discussion of the steps and procedures which must be undertaken in the process of dissolution (including discussions of the workings and relationship by and among Sections 275, 278, 280 and 281 of the DGCL); and (iii) clarify whether the company will make distributions to the stockholders pursuant to the trust agreement prior to or after dissolution. If the company will make distributions to the stockholders pursuant to the trust agreement prior to dissolution then include a thorough discussion of the various rationale and risks associated with a determination to make distributions to stockholders pursuant to the trust agreement prior to dissolving the company pursuant to the statutory dissolution process under the DGCL, as is currently contemplated. Revise to address in detail the steps the company will take to cause a corporate dissolution and liquidation. Specifically address whether a shareholder vote and approval is required under Delaware law to dissolve the corporation. We may have further comment.

  The Company has made the suggested revisions.

19.
Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company's stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with respect to access to or distributions from the company's assets; (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance"; (iv) the risks and issues which arise from the determination to make distributions to the stockholders from the trust amount prior to dissolving the company in accordance with the DGCL; and (v) the risks that the company's board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying the stockholders from the trust amount prior to addressing the claims of creditors and/or complying with the provisions of the DGCL with respect to the dissolution and liquidation of the company.

  With respect to (i) and (iv) above, the Company has added disclosure to the effect that, in the event of a liquidation which does not comply with the procedures of DGCL Section 280, its stockholders may be liable for claims made by creditors to the extent of the distributions received by such stockholders in the dissolution. Also, the Company has made the suggested revision with respect to (iii) above and added a risk factor to this effect.

20.
Further, revise your risk factors to address the risks set out in the above comment.

  The Company has made the suggested revisions.

Underwriting, page 67

21.
Please disclose the dollar value of the compensation associated with the underwriter's purchase option.

  The Company has made the suggested revision.

Financial Statements, page F-1

22.
Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

  The Company has updated the financial statements accordingly.

Note C—Proposed Offering, page F-8

23.
Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

  The Company believes that the warrants meet the requirements for equity classification. The provisions of the warrant agreement state that the Company will file a post effective registration statement prior to the commencement date of the exercise period of the warrants and will use its best efforts to cause the registration statement to become effective and to maintain the effectiveness of such registration statement until the expiration or redemption of the warrants. The warrant agreement does not contain any penalty provisions in the event that the Company is not able to register the underlying shares of its common stock.

  The Company has added a risk factor noting that if the Company is unable to maintain an effective registration statement, the Company will not be obligated to issue or deliver any securities pursuant to the exercise of a warrant or any other compensation for such warrants and the warrants may expire worthless. The warrant agreement, the unit purchase option agreement and the subscription agreements have also been amended to note that no cash settlement is permitted or required.

Note F—Commitments, page F-9

24.
Please refer to prior comment 22. Based upon your response, it appears that your estimate of volatility is based on four companies that have high growth and mature operations. Please explain why you believe the volatility of established public restaurant companies that have mature operations and high growth provide a good estimate of your expected volatility. Please explain why you have not included less established companies with moderate or slow rates of growth in estimating your volatility.

  The Company has revised the volatility estimate to reflect the performance of small restaurant companies.

Exhibits

Exhibit 5.1

25.
We partially reissue our prior comment 27. Please include a signature line in your legality opinion indicating that the Firm has signed off on the opinion.

  The suggested revision has been made.

Exhibit 3.1, Second Amended and Restated Certificate of Incorporation

26.
Article Fourth, B, 1., expressly authorizes the Board of Directors from time to time to issue Preferred Stock and, among other things, to determine and fix the liquidation preferences of such stock. Please discuss in the prospectus the extent to which Article Fourth authorizes the Board effectively to "amend, alter, change or repeal" the rights granted to holders of common stock in Article Fifth.

  The Company has amended its Certificate of Incorporation to remove authorization to issue preferred stock.

27.
Article Fifth provides that its provisions may not be amended or repealed prior to the consummation of an initial Business Combination without the affirmative vote of the holders of 100% of the votes which all stockholders would be entitled to cast at any annual election of directors. This requirement appears to be the functional equivalent of a prohibition upon any amendment. Advise us of the validity of provisions prohibiting the amendment of the certificate of incorporation under Delaware law. It appears to us that a court could conclude that the requirement of a 100% affirmative vote would violate the stockholders' implicit rights to amend the corporate charter, so that Article Fifth could be amended and the protections afforded to stockholders reduced or eliminated. Please advise.

  The Company has revised its Certificate of Incorporation to lower the stockholder vote requirement under Article Fifth from 100% to 75%.

  Section 242(b)(4) of the Delaware General Corporation Law supplements Section 102(b)(4) and protects a high vote requirement for amendments of the certificate of incorporation by stockholders. Section 242(b)(4) provides that whenever the certificate of incorporation calls for a supermajority vote, the provisions of the certificate of incorporation may not be amended by a numerically smaller percentage of stockholders. Section 242(b)(4) codified the rule of Seller v. Joseph Bancroft & Sons, which held that a certificate provision requiring a supermajority vote to change certain preferences and rights could not validly be removed by an amendment receiving only the statutory majority vote. When the Delaware legislature revised the Code in 1967, it reaffirmed high vote requirements as a matter of policy, thus indicating that supermajority vote requirements are permissible.

  As such, the Company believes that the 75% vote requirement to amend Article Fifth does not impair the rights of stockholders.

28.
Article Fourteenth reserves to the company "the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation." Please advise whether Article Fourteenth would permit the modification of Article Fifth prior to the consummation of a business combination within the requisite time period.

  The Company has revised the reservation of rights in Article Fourteenth to make it subject to Article Fifth. In addition, the Company does not intend to modify the conditions to approval of an initial business combination contained in Article Fifth of its Certificate of Incorporation and has added disclosure throughout the prospectus accordingly.

29.
Please revise the prospectus to indicate clearly the specific requirements and provisions that may be amended and add a risk factor concerning this issue. Please clearly state, if true, that the company regards the provisions of Article Fifth as obligations to stockholders, and neither the company nor the board of directors will take any actions to waive or amend them. In addition, because the Underwriting Agreement attached as Exhibit 1.1 contemplates in Section 8.4 that the company may amend the certificate of incorporation with the prior written consent of the underwriters (such consent not to be unreasonably withheld), please address whether the company nor the board will request such consent prior to the consummation of a business combination.

  The Company has made the suggested revisions.

  The Company does not intend to request the consent to amend the Certificate of Incorporation contemplated by Section 8.4 of the Underwriting Agreement. The Company has added disclosure throughout the prospectus to the effect that it views the conditions to consummation of an initial business combination contained in the Certificate of Incorporation as obligations to the stockholders and does not intend to modify such provisions.

Exhibit 10.3. Investment Management Trust Agreement

30.
Section 1(k) provides that the Trustee will commence liquidation of the Trust Account only after receipt of, and only in accordance with, the terms of a Termination Letter in the form of either Exhibit A or Exhibit B. Exhibit B would be used in the event of a liquidation of the company. It instructs the trustee that the Board has voted to dissolve and liquidate the company; and it authorizes the Trustee to commence liquidation and to notify the company and JPMorgan Chase, as designated paying agent, when all of the funds in the trust account are available for immediate transfer. Please discuss the anticipated timeframe for action in connection with the use of a Termination Letter in the form of Exhibit B.

  The Company must obtain stockholder approval before effecting a plan of dissolution. The Company has added disclosure to the effect that, if no letter of intent, agreement in principle or definitive agreement for a business combination has been executed prior to 16 months from the date of this offering (two months before the initial deadline for a business combination), the Board will, prior to such date, convene, adopt and recommend to the stockholders a plan of dissolution and distribution and on such date file a proxy statement with the SEC seeking stockholder approval for such plan. However, if such a letter of intent, agreement in principle or definitive agreement has been executed prior to 18 months from the date of the offering but if no proxy statement with respect to that business combination has not been filed prior to 22 months from the date of the offering, the Board will, prior to such date, convene, adopt and recommend to our stockholders a plan of dissolution and distribution, and on such date file a proxy statement with the SEC seeking stockholder approval for such plan. As such, the Company expects to receive such approval prior to or promptly after expiration of the applicable 18- or 24-month period. Immediately upon the approval by the stockholders of a plan of dissolution and distribution, the Company will give instructions to the trustee to commence liquidation.

31.
Please explain the anticipated disposition of the funds and related timetable in the event that a majority of the stockholders do not vote to liquidate the company.

  In the unlikely event that the Company's stockholders do not approve the initial plan of dissolution and distribution, the Company will continue to pursue such stockholder approval. As such, the Company cannot estimate the timetable for liquidation if this should occur.

32.
Section 4(c) provides that the agreement will terminate "[o]n such date after May    , 2008, when the Trustee deposits the Property with United States Court for the Southern District of New York in the event that, prior to such date, the Trustee has not received a Termination Letter from the Company pursuant to paragraph 1(j) [sic]." Please briefly explain what is contemplated by this provision.

  The Company will dissolve if it does not consummate a business combination within the prescribed 18- or 24-month period. Under Section 1(k), the Trustee agrees to commence liquidation of the trust account upon receipt of the Company's instructions in the form of a Termination Letter. In the unlikely event that the Company does not deliver a Termination Letter, Section 4(c) provides a final date for liquidation of the trust and, by depositing the trust account with the court, makes the offering proceeds held in trust available to satisfy claims of potential creditors.

        You may contact the undersigned at (212) 858-1143 or Jessica Habib of this office at (212) 858-1480 if you have questions regarding the foregoing responses.

                      Sincerely,

                      /s/ Ronald A. Fleming, Jr.

                      Ronald A. Fleming, Jr.

cc:
Jay Williamson, Securities and Exchange Commission
Maureen Bauer, Securities and Exchange Commission
Christopher R. Thomas, Restaurant Acquisition Partners
Morris C. Brown, Esq., Greenberg Traurig, P.A.
Jessica E. Habib, Esq.